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                                June 23, 1998

VIA EDGARLINK TRANSMISSION

Securities and Exchange Commission
ATTN:  Peggy Fisher
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

          Re:  ISE Labs, Inc. Registration Statement on Form 8-A
               File No. 000-24011
               ------------------

Ladies and Gentlemen:

          On behalf of ISE Labs, Inc. (the "Company"), we hereby request the above-referenced Registration Statement, originally filed with the Commission on April 9, 1998 and amended on May 21, 1998, be withdrawn. The Company is requesting a withdrawal of the Registration Statement due to unanticipated market factors. Furthermore, the Company has neither sold nor made any offers to sell any of the shares covered by such Registration Statement.

          Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

          If you have any questions regarding this application, please do not hesitate to contact the Company's legal counsel, Warren T. Lazarow, of Brobeck, Phleger & Harrison LLP, at (650) 496-2887 or, in his absence, Michael C. Doran at (650) 812-2443.


                                 Very truly yours,

                                 ISE Labs, Inc.

                                 /s/ Warren T. Lazarow
                                 --------------------------------
                                 Warren T. Lazarow

                                 Secretary


cc: Pamela Long, Esq., Room 4128, M/S 4-4
    Mr. Christopher J. Gregoire, Room 4114, M/S 4-4
    Ms. Maria A. Konstantinidis
    Mr. Michael K. Ackrell
    Jeffrey A. Herbst, Esq.